



50

SECURITIE 04019473 SION
Wasnington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 48339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___4/01/03___ AND ENDING ___03/31/04___
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bigelow & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___50 Steele Street, Suite 1050___
(No. and Street)

___Denver___ ___Colorado___ ___80209___
(City) (State) (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC MAIL RECEIVED PROCESSING MAY 2 8 2004 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___BKD, LLP___
(Name – *if individual, state last, first, middle name*)

___1700 Lincoln Street, Suite 3400___ ___Denver___ ___Colorado___ ___80203___
(Address) (City) (State) (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Robert E. Bigelow_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Bigelow & Company_____ , as
of __March 31_____ , 20_03___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

LOUISE J. COLE
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 03-16-2005

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bigelow & Company
March 31, 2004

Contents



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545   Fax 303 832-5705

bkd.com

Independent Accountants' Report

Board of Directors
Bigelow & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Bigelow & Company (a wholly owned subsidiary of Bigelow, White & Co., Inc.) as of March 31, 2004, and the related statements of income, stockholder's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 the securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bigelow & Company as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

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Denver, Colorado
May 21, 2004

Bigelow & Company
Statement of Financial Condition
March 31, 2004

Assets

Cash and cash equivalents	$	20,628
Receivables from related parties		35,000
	$	55,628

Liabilities and Stockholder's Equity

Liabilities	$	-

Stockholder's Equity

Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding, 35,500 shares	355
Additional paid-in-capital	2,646,245
Accumulated deficit	(2,590,972)
Total stockholder's equity	55,628
	$ 55,628

Bigelow & Company
Statement of Income
For the Year Ended March 31, 2004

Revenues		
Placement agent fees	$	25,000
Other		10,023
Total revenues		35,023
Expenses		
Other general and administrative		9,579
Total expenses		9,579
Income Before Income Taxes		25,444
Provision for Income Taxes		1,000
Net Income	$	24,444

Bigelow & Company
Statement of Stockholder's Equity
For the Year Ended March 31, 2004

	Common Stock, Issued	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, April 1, 2002	$ 355	$ 2,644,571	$ (2,615,416)	$ 29,510
Capital contributions	-	1,674	-	1,674
Net income	-	-	24,444	24,444
Balance, March 31, 2003	$ 355	$ 2,646,245	$ (2,590,972)	$ 55,628

Bigelow & Company
Statement of Cash Flows
For the Year Ended March 31, 2004

Operating Activities		
Net income	$	24,444
Changes in		
Receivables from related parties		(18,395)
Accounts payable and accrued expenses		(4,063)
Net cash provided by operating activities		1,986
Financing Activities		
Capital contributions		1,674
Net cash provided by financing activities		1,674
Increase in Cash and Cash Equivalents		3,660
Cash and Cash Equivalents, Beginning of Year		16,968
Cash and Cash Equivalents, End of Year	$	20,628
Supplemental Cash Flows Information		
Income taxes paid	$	1,000

Bigelow & Company
Notes to Financial Statements
March 31, 2004

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Bigelow & Company (the Company) is a registered broker-dealer that commenced operations in May 1995. On a limited basis only the Company provides private placement of corporate debt and equity securities, as agent only, and acts as a placement agent for sales of private limited partnership interests. The Company is a 100% owned subsidiary of Bigelow, White & Co., Inc. (Parent).

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include funds invested in highly liquid investments purchased with a maturity of three months or less. At March 31, 2004, cash equivalents consisted primarily of a money market account with a broker.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its parent.

Note 2: Receivables from Related Parties

At March 31, 2004, receivables from related parties consisted of $25,000 due from an entity with common ownership of the Company's parent for placement agent fees. Also, at March 31, 2004, $10,000 was due from certain owners of the Company's parent and employees of other entities with common ownership of the Company's parent for licensing fees.

Note 3: Minimum Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the rule, which requires the Company

Bigelow & Company
Notes to Financial Statements
March 31, 2004

to maintain minimum net capital, as defined, equal to $5,000. At March 31, 2004, the Company had net capital of approximately $21,000 which is approximately $16,000 in excess of the minimum net capital required.

Note 4: Income Taxes

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the taxing authorities are recognized on the financial statements of the Parent Company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company were filing separate income tax returns.

The provision for income taxes includes these components:

Taxes currently payable	$	1,000
Deferred income taxes		-
	$	1,000
Computed at the statutory rate (34%)	$	8,000
Increase (decrease) in tax benefit resulting from		
Change in valuation allowance		(8,000)
State income taxes		1,000
Income tax expense	$	1,000

The tax effects of temporary differences related to deferred taxes are as follows:

Differing methods of computing amortization expense for financial reporting versus income tax purposes	$	11,000
Net operating loss carry forwards		1,116,000
Net deferred tax asset before valuation allowance		1,127,000
Valuation allowance:		
Beginning balance		1,135,000
Decrease during the period		(8,000)
Ending balance		1,127,000
Net deferred tax asset	$	-

As of March 31, 2004, the Company had unused operating loss carryforwards of approximately $2,830,000, which expire between 2019 and 2023.

7

Supplementary Information
Required by Rule 17a-5 of the
Securities Exchange Act of 1934

Bigelow & Company
Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934
March 31, 2004

Net Capital

Total stockholder's equity	$	55,628

Deductions

Non-allowable assets	
Receivables from related parties	35,000
Net capital	20,628

Computation of Basic Net Capital Requirement

Minimum net capital required	5,000
Capital in excess of minimum requirement	$ 15,628

There is no variance between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545   Fax 303 832-5705

bkd.com

Independent Accountants' Report on
Internal Control

Board of Directors
Bigelow & Company
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Bigelow & Company (a wholly owned subsidiary of Bigelow, White & Company, Inc.) for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Bigelow & Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Bigelow & Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Bigelow & Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Bigelow & Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Bigelow & Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
May 21, 2004